GMO TRUST

AMENDMENT NO. 36
 TO
AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

The undersigned, constituting at least a majority of the Trustees of GMO Trust, a Massachusetts business trust created and existing under an Amended and Restated Agreement and Declaration of Trust dated June 23, 2000 (the “Declaration of Trust”), a copy of which is on file in the Office of the Secretary of The Commonwealth of Massachusetts, having determined that it is desirable and consistent with the fair and equitable treatment of all shareholders to amend Section 2 of Article VI of the Declaration of Trust pursuant to their authority under Section 8 of Article VIII and Sections 5 and 6 of Article III of the Declaration of Trust, do hereby direct that this Amendment No. 36 be filed with the Secretary of The Commonwealth of Massachusetts and do hereby amend the Declaration of Trust so that the following is added as a new third paragraph of Section 2 of Article VI:

“For avoidance of doubt, nothing in this Section 2 shall preclude the Trust from purchasing Shares of any Series or Class offered for redemption at net asset value less any applicable redemption fee as the Board may approve from time to time.”

The foregoing amendment shall become effective upon its execution by a majority of the Trustees of GMO Trust.

IN WITNESS WHEREOF, we have hereunto set our hands for ourselves and for our successors and assigns this _8__th day of October, 2008.

/S/ DONALD W. GLAZER
Donald W. Glazer
225 Kenrick Street
Newton, Massachusetts  02458

/S/ JAY O. LIGHT
Jay O. Light
30 Wellesley Road
Belmont, Massachusetts  02478

/S/ W. NICHOLAS THORDIKE
W. Nicholas Thorndike
10 Walnut Place
Brookline, Massachusetts  02245